LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
February 9, 2022
VIA EDGAR TRANSMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-215588
Preferred-Plus ETF
Dividend Performers ETF
(the “Funds”)
Dear Mr. Sutcliffe:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-14 (the “Amendment”), which was filed for the purpose of registering shares of the Funds as new series of the Trust. No securities were sold in connection with the Amendment, and the Trust confirms the Amendment was filed under the File No.

Pre-Effective Amendment Number	Date Filed	Submission Type	Accession Number
3	2/8/2022	N-14/A	0000894189-22-001072
If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.
Sincerely,

/s/Kent Barnes
Kent Barnes
Secretary